Mitsubishi Corporation

RECEIVED

2004 AUG -9 A 11:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

August 5, 2004
Our ref. No. PI 008

The U.S. Securities and Exchange Commissi[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

04036067

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated financial Results for the three months ended June 30, 2004**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President
Investor Relations Office

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

dw 8/9

[For Reference]

August 5, 2004
Mitsubishi Corporation

Results for the First Quarter Ended June 30, 2004 (US GAAP)

Consolidated Income (Billions of Yen)	FY2005 Three months ended June 2004	FY2004 Three months ended June 2003	Increase or decrease		Outlook for FY2005 Year ending March 2005	Percentage of achievement
Operating transactions (*1)	4,028.3	3,561.8	466.5		15,200.0	27%
Gross profit	**194.6**	**186.7**	7.9	a	**800.0**	**24%**
Selling, general and administrative expenses	(158.4)	(155.6)	(2.8)	b	(650.0)	24%
Provision for doubtful receivables	-	(0.6)	0.6		(10.0)	0%
Operating income (*1)	**36.2**	**30.5**	5.7		**140.0**	**26%**
Interest expense-net	(0.5)	(4.0)	3.5	c	(7.0)	7%
Dividend income	10.7	8.0	2.7	c	27.0	40%
Gain on marketable securities and investments - net	8.4	6.0	2.4	d		
Gain (loss) on property and equipment - net	0.8	(0.1)	0.9	e	10.0	143%
Other - net	5.1	4.5	0.6	f		
Income from consolidated operations before income taxes	**60.7**	**44.9**	15.8		**170.0**	**36%**
Income taxes	(28.0)	(20.7)	(7.3)		(76.0)	37%
Minority interests in income of consolidated subsidiaries	(5.5)	(3.1)	(2.4)		(19.0)	29%
Equity in earnings of affiliated companies-net	15.4	10.4	5.0	g	55.0	28%
Net income	**42.6**	**31.5**	11.1		**130.0**	**33%**

(*1) Operating transactions and operating income are voluntary disclosures in accordance with Japanese accounting practices and solely for the convenience of investors in Japan.
Revenues according to EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," was Y 380.1 billion for the three months ended June 30, 2004 and Y366.6 billion in the three months ended June 30, 2003.

Summary of changes from the same period of the previous fiscal year

a. [Gross profit]
Gross profit increased 4% year on year on growth in food-related businesses and favorable market conditions for steel products and petrochemicals products, in addition to a strong performance by overseas automobile operations.
b. [Selling, general and administrative expenses]
Increased in line with increase in gross profit due to growth of food-related businesses. But the extent of the increase was limited by lower pension costs.
c. [Net Financial income]
Increased due to consolidation of a European automobile finance company and higher dividends from resource-related businesses.
d. [Gain on marketable securities and investments-net]
Write-off related losses on non-performing assets
Increased Y 0.1 bil. (-Y 1.3 bil. ← -Y 1.2 bil.)
Other gains on sales of shares, etc.
Increased Y 2.5 bil. (+Y 9.7 bil. ← +Y 7.2 bil.)
e. [Gain on property and equipment-net]
Increased due to gains on sale of real estate.
f. [Other - net]
Increased due to increase in foreign currency transaction gains on credit sales at overseas subsidiaries.
g. [Equity in earnings of affiliated companies-net]
Increased mainly due to strong results at resource- and petrochemicals-related companies.

Core earnings (*2)	**61.8**	**45.5**	**16.3**	**225.0**	**27%**

(*2) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net

Assets and Liabilites	June 30, 2004	March 31, 2004	Increase or decrease		Outlook for FY2005 (Forecasted in May 11, 2004)	Increase or decrease from June
Total assets	8,406.0	8,390.5	15.5	h	8,600.0	194.0
Total shareholders' equity	1,246.9	1,223.6	23.3	i	1,350.0	103.1
[For Reference] Interest bearing liabilities Gross (*3)	4,004.6	4,012.4	(7.8)	j	4,100.0	95.4
Interest bearing liabilities Net (*3)	3,639.4	3,520.8	118.6		3,600.0	(39.4)
(Debt-to-equity ratio - Gross)	3.2	3.3	-0.1		3.0	-0.2
(Debt-to-equity ratio -Net)	2.9	2.9	-		2.7	-0.2

(*3) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133."

Summary of changes from March 2004

h. [Total assets]
There was no major change as a decrease in cash and time deposits due to the repayment of debt was offset by increases in investments in resource projects and other areas and investment assets.
i. [Total shareholders' equity]
Increase reflects rise in net income.
j. [Interest-bearing liabilities]
Slight increase due to new borrowings in line with increased investments, despite repayment of debt on maturity.

[Change of major indices]

	Three months ended June 30, 2004	Three months ended June 30, 2003	Increase or decrease
Crude oil (USD/BBL)	33.3	24.4	8.9 (+36%)
Foreign exchange (YEN/USD)	109.6	118.5	-8.9 (8% yen appreciation)
Interest (%)TIBOR	0.08	0.09	-0.01 (-11%)

[For Reference]
*2 Core earnings:
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*3 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2004

(UNAUDITED)

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-2802 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the First Quarter Ended June 30, 2004

(Based on US GAAP)

TOKYO, August 5, 2004.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the first quarter ended June 30, 2004.

Outline of Consolidated Results (April 1, 2004 to June 30, 2004)

Operating transactions for the three months ended June 30, 2004 rose 466.5 billion yen, or 13.1%, to 4,028.3 billion yen. Gross profit increased 8.0 billion yen, or 4.3%, year on year to 194.6 billion yen due to such factors as growth in food-related businesses, firm sales at automobile-related subsidiaries in Asia and strong market conditions for steel products and petrochemical products.

Selling, general and administrative expenses increased 2.8 billion yen from the same period of the previous fiscal year due to the effect of newly consolidated subsidiaries and other factors, although there was a reduction in retirement benefit-related expenses at the parent company. As a result, operating income climbed 5.7 billion yen, or 18.7%, to 36.2 billion yen, as the increase in gross profit exceeded the increase in operating expenses.

In other income (expenses), dividends increased, mainly from energy and metal resource-related investments, and gain on marketable securities and investments-net increased due to gains on the sale of shares. Equity in earnings of affiliated companies-net increased 5.0 billion yen, or 48.1%, due to higher earnings at resource- and petrochemicals-related companies.

As a result, consolidated net income increased 11.2 billion yen, or 35.5%, to 42.6 billion yen, representing an achievement rate of 32.8% relative to the full-year forecast of 130 billion yen.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

# # #

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-2802
Fax: 81-3-3210-8583

August 5, 2004
Mitsubishi Corporation

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
For the three months ended June 30, 2004 (unaudited)
(Based on US GAAP)

1.Summary of consolidated results

(1) Consolidated results for the three months ended June 30, 2004

(Millions of Yen)

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended				
June 30, 2004	4,028,331	36,220	60,720	42,637
June 30, 2003	3,561,814	30,511	44,919	31,465
For the year ended				
March 31, 2004	15,177,010	130,523	150,218	115,370

	Net income per share	Net income per share (diluted basis)
For the three months ended	Yen	Yen
June 30, 2004	27.23	25.16
June 30, 2003	20.10	18.56
For the year ended		
March 31, 2004	73.69	68.01

(2) Assets and shareholders' equity

(Millions of Yen)

	Total assets	Shareholder's equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
For the three months ended				Yen
June 30, 2004	8,405,962	1,246,887	14.8%	796.43
June 30, 2003	8,198,475	1,008,774	12.3%	644.31
For the year ended				
March 31, 2004	8,390,475	1,223,631	14.6%	781.59

2. Number of consolidated subsidiaries : 370
Number of affiliated companies accounted for by equity method : 148

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
(2) Operating transactions and operating income are voluntary disclosures in accordance with Japanese accounting practices and solely for the convenience of investors in Japan.
Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
(3) Outlook for the year ending March 31, 2005 remain unchanged.

Forward-looking Statements
This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months ended June 30, 2004 and 2003 (unaudited)

	Millions of yen			
	Three months ended June 30, 2004	Three months ended June 30, 2003	Increase or [-]decrease	%
Revenues:				
Trading margins and commissions on trading transactions	151,419	144,602	6,817	4.7
Revenues from manufacturing and other activities	228,641	222,008	6,633	3.0
Total revenues	380,060	366,610	13,450	3.7
[Operating transactions:				
Three months ended Jun. 2003 --- Y 3,561,814 million;				
Three months ended Jun. 2004 --- Y 4,028,331 million]				
Cost of revenues from manufacturing and other activities	(185,417)	(179,930)	-5,487	3.0
Gross profit	194,643	186,680	7,963	4.3
Expenses and other:				
Selling, general and administrative expenses	(158,388)	(155,581)	-2,807	1.8
Provision for doubtful receivables	(35)	(588)	553	/
Interest expense - net	(541)	(4,004)	3,463	-86.5
Dividend income	10,693	8,019	2,674	33.3
Gain on marketable securities and investments - net	8,391	5,976	2,415	/
Gain (loss) on property and equipment-net	817	(133)	950	/
Other - net	5,140	4,550	590	/
Total	(133,923)	(141,761)	7,838	/
Income from consolidated operations before income taxes	60,720	44,919	15,801	35.2
Income taxes	(28,012)	(20,736)	-7,276	35.1
Income from consolidated operations	32,708	24,183	8,525	35.3
Minority interests in income of consolidated subsidiaries	(5,490)	(3,132)	-2,358	/
Equity in earnings of affiliated companies-net (less applicable income taxes)	15,419	10,414	5,005	48.1
Net income	42,637	31,465	11,172	35.5

(1) Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

(2) Effective from April 1, 2004, revenue presentation has been included in consistent with the accounting guidance in Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Certain restatements for the three months ended June 30, 2003 have been made to conform to the presentation for the three months ended June 30, 2004.

Mitsubishi Corporation and subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)

June 30, 2004 (unaudited) and March 31, 2004

	Millions of yen		
	June 30, 2004	March 31, 2004	Increase or [-]decrease
ASSETS			
Current assets:			
Cash, time deposits and short-term investments	574,435	680,205	-105,770
Receivables-trade, less allowance for doubtful receivables	2,617,952	2,665,110	-47,158
Inventories	548,954	558,966	-10,012
Other current assets	417,656	365,694	51,962
Total current assets	4,158,997	4,269,975	-110,978
Investments and non-current receivables:			
Investments in and advances to affiliated companies and other investments	2,110,582	2,023,630	86,952
Non-current receivables, less allowance for doubtful receivables	588,256	573,912	14,344
Total investments and non-current receivables	2,698,838	2,597,542	101,296
Property and equipment - Net	1,204,677	1,168,838	35,839
Other assets	343,450	354,120	-10,670
Total	8,405,962	8,390,475	15,487
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	962,725	1,028,362	-65,637
Payables-trade	1,897,154	1,897,968	-814
Other current liabilities	533,117	519,842	13,275
Total current liabilities	3,392,996	3,446,172	-53,176
Long-term debt, less current maturities	3,057,991	3,026,170	31,821
Other long-term liabilities	708,088	694,502	13,586
Shareholders' equity:			
Common stock	126,624	126,617	7
Additional paid-in capital	179,514	179,506	8
Retained earnings:			
Appropriated for legal reserve	35,908	36,077	-169
Unappropriated	1,005,527	975,251	30,276
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	161,584	156,826	4,758
Net unrealized losses on derivatives	(1,959)	(174)	-1,785
Minimum pension liability adjustments	(44,553)	(43,672)	-881
Foreign currency translation adjustments	(214,907)	(205,987)	-8,920
Subtotal	(99,835)	(93,007)	-6,828
Less treasury stock	(851)	(813)	-38
Total shareholders' equity	1,246,887	1,223,631	23,256
Total	8,405,962	8,390,475	15,487

Mitsubishi Corporation and subsidiaries

Statements of Consolidated Comprehensive Income(Loss) (US GAAP)

for the three months ended June 30, 2004 and 2003 (unaudited)

	Millions of yen	
	three months ended June 30, 2004	three months ended June 30, 2003
Comprehensive income (loss)		
Net income	42,637	31,465
Other comprehensive income (loss):		
Unrealized gains on securities available for sale	4,758	29,313
Unrealized gains (losses) on derivative instruments	(1,785)	1,647
Minimum pension liability adjustments	(881)	(352)
Foreign currency translation adjustments	(8,920)	15,894
Other comprehensive income (loss)	(6,828)	46,502
Comprehensive income (loss)	35,809	77,967

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
for the three months ended June 30, 2004 and 2003 (unaudited)

Three months ended June 30, 2004

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions........	55,413	952,231	789,557	733,470	421,729	1,089,465	4,041,865	(13,534)	4,028,331
Gross profit................	11,336	13,366	39,431	39,636	18,442	72,501	194,712	(69)	194,643
Operating income (loss).......	(1,109)	3,570	13,855	16,536	7,067	9,035	48,954	(12,734)	36,220
Net income (loss)............	6,512	7,529	9,463	14,450	4,121	7,456	49,531	(6,894)	42,637
Segment assets.............	1,047,869	896,345	1,763,322	2,187,631	590,793	1,552,635	8,038,595	367,367	8,405,962

Three months ended June 30, 2003

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions........	48,917	911,587	678,781	582,561	361,615	1,036,780	3,620,241	(58,427)	3,561,814
Gross profit................	10,858	19,925	41,242	33,187	16,655	64,071	185,938	742	186,680
Operating income (loss).......	(2,129)	8,941	15,301	10,715	5,366	11,536	49,730	(19,219)	30,511
Net income (loss)............	995	11,245	9,330	10,050	2,811	7,566	41,997	(10,532)	31,465
Segment assets.............	1,033,789	872,890	1,542,474	2,042,732	577,811	1,442,606	7,512,302	686,173	8,198,475

(1) Effective from April 1, 2004, the companies adopted performance evaluation method based on operating segment information in accordance with US GAAP. Previously, the companies' performance evaluation method was based on operating segments in accordance with accounting principles generally accepted in Japan (Japanese GAAP). The difference between Japanese GAAP and US GAAP in the previous fiscal year along with income and expense that are not allocated to reportable operating segments are included in "Eliminations or Unallocated."

(2) Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

(3) Unallocated common assets included in the column of "Eliminations or Unallocated" at June 30, 2004 and 2003 were Y 861,028 and Y 964,062 million, respectively. The assets mainly consist of cash, time deposits and securities for financial activities.